TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER MINING ANNOUNCES $20 MILLION BOUGHT DEAL OFFERING OF COMMON SHARES

(All dollar amounts expressed in US dollars unless otherwise noted)

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, November 9, 2021 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) ("Great Panther" or the "Company"), a growing gold and silver producer focused on the Americas, announces that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC, acting as sole book-running manager and representative of a syndicate of underwriters (together the "Underwriters"), under which the Underwriters have agreed to purchase in a public offering on a firm commitment basis 76,923,077 common shares (the "Shares") in the capital of the Company (the "Common Shares") at a public offering price of $0.26 per Share, less underwriting discounts and commissions, for aggregate gross proceeds of approximately $20 million (the "Offering"). Cormark Securities Inc. and Roth Capital Partners are acting as co-managers for the Offering.

In addition, the Company has granted the Underwriters an option (the "Option"), exercisable at any time and from time to time for up to 30 days, to purchase up to an additional 11,538,461 Common Shares at the public offering price per Common Share.

Great Panther will pay to the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including any proceeds received from the exercise of the Option.

The Offering is expected to close on or about November 12, 2021, subject to the satisfaction of customary closing conditions, including Toronto Stock Exchange ("TSX") and NYSE American approvals. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NYSE American.

The Company intends to use the net proceeds of the Offering for underground mine development and exploration programs at Tucano, and to maintain its working capital and for general corporate purposes.

The shares described above are being offered pursuant to a shelf registration statement on Form F-10, as amended (File No. 333-258604) (including a prospectus), previously filed with the Securities and Exchange Commission (the "SEC") on August 9, 2021 and declared effective by the SEC on September 13, 2021 and will be qualified for distribution in each of the provinces of Canada (other than Quebec) to supplement the Company's Canadian short-form base shelf prospectus dated September 10, 2021. The Offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the effective shelf registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the Offering have been filed with the SEC. A final prospectus supplement and accompanying prospectus relating to the Offering will be filed and will be available for free on the SEC's website at www.sec.gov and will also be available on the Company's profile on the SEDAR website at www.sedar.com.  Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may also be obtained, when available, from H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, or by calling (212) 856-5711 or by emailing placements@hcwco.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding the Offering and the anticipated use of proceeds therefrom.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: expectations regarding continued operations and exploration work, including the Company's evaluation of potential underground production at Tucano and plans to complete infill drilling at Tucano; expectations regarding the ongoing geotechnical control of UCS and related slope stability; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; stable prices for energy inputs, labour, materials, supplies and services (including transportation) and closure obligations; that all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, and Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: market and other conditions, the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for the TAP C deposits and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	4